

September 30, 2011

Via E-mail
Mr. Baowen Ren
Chief Executive Officer
Sino Clean Energy, Inc.
Room 1502, Building D, Wangzuo International City Building
No. 3 Tangyuan Road, Gaoxin District
Xi'an, Shaanxi Province, People's Republic of China

> **RE:** **Sino Clean Energy, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed April 5, 2011**
> **Form 10-Q for Fiscal Quarter ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 8-K**
> **Filed August 23, 2011**
> **File No. 1-34773**

Dear Mr. Ren:

We have reviewed your response letter dated September 6, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Item 1. Business, page 1
Customers, page 20

2.   We note your response to comment 4 in our letter dated August 9, 2011. Please provide
        examples of the types of industries represented in the area, and identify the industries
        which you currently serve, as well as any additional industries which you intend to serve
        once your 750,000 metric tons capacity becomes fully operational. In this regard, we
        note your statement that less than 2% of your customers served in Guandong are
        residential buildings, hospitals or government buildings.

Customer & Supply Contracts, page 21

3.   We note your response to comment 5 in our letter dated August 9, 2011. To the extent
        applicable, please ensure that you are consistent on how you describe the business of
        your largest customer. In addition, while you state that you do not track whether the final
        sales by Haizhong Heating are made residentially or commercially, we note that in
        response to our prior comment eight you provide a break-down of your total sales for the
        year between those two categories. Please explain to us how you derived these
        percentages if you do not track the sales by your largest customer, and how you are able
        to analyze the seasonality aspect of your business without tracking such information. We
        may have further comments following the review of your response.

Management's Discussion and Analysis, page 45
Overview

4.   We note your response to comment 6 in our letter dated August 9, 2011. In a similar
        manner to your response, please disclose how you determine your run-rate capacity as
        well as how you were able to produce amounts substantially in excess of your run-rate
        capacity.

5.   We note your response to comment 7 in our letter dated August 9, 2011. Your response
        indicates that you are impacted by the seasonality of your business. In certain periods,
        the impact may have been offset by other factors such as the addition of new customers.
        We continue to believe that you should expand your disclosures in MD&A to provide a
        discussion of the actual impact of seasonality. Your discussion should include the
        periods impacted along with the corresponding impact on revenues and net income.
        Please also disclose why you would not be impacted by seasonality with your industrial
        customers.

Results of Operations, page 49

6.   We note your response to comment 10 in our letter dated August 9, 2011. We continue
        to believe that you should more clearly explain and quantify each of the factors that led to
        such significant increases in revenues. You should discuss and correspondingly quantify

whether the increases in revenue are attributable to increases in prices, increases in the volume of goods sold, or due to the introduction of new products. Your response indicates that it may be helpful to discuss the revenues associated with each facility separately. For each facility, please disclose the amount of revenues recorded each period, and quantify each of the factors which led to the increase and decrease. In addition, your response to prior comment 11 indicates that some of the fluctuations in revenue may be attributed to you billing customers for transportation costs in 2010. If so, this should also be separately quantified. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04

7.   We note your response to comments 11 and 12 in our letter dated August 9, 2011. Transportation costs consist mostly of fees paid to third party logistic companies. In 2009 and prior, transportation costs were paid mostly by your customers. During the year ended 2010, you re-negotiated your annual contracts with all customers and became responsible for paying transportation costs. In this regard, please address the following:

- In 2009 and prior, please tell us whether you billed customers for transportation costs or incurred any transportation costs;
- Please tell us if the changes in terms of your transportation costs had any impact on your revenue recognition policy. You record revenue at the point when customer acceptance occurs since title and risk of loss are transferred to the customer. Please clarify when customer acceptance took place in 2009 and prior as well as in 2010;
- Please tell us what consideration you gave to ASC 605-45-45-20 in determining that transportation costs should be presented gross;
- As previously requested please discuss your transportation costs as a percentage of sales; and
- Please discuss in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of their transportation costs in cost of goods sold and others like you exclude a portion of them from gross profit.

8.   We note your response to comment 14 in our letter dated August 9, 2011. Please show us what your disclosures will look like as far as discussing the actual impact of the change in the market price of coal and CWSF on your revenues and gross profit. It is not clear if you intend to include the table provided in your response in your actual disclosures.

9.   We note your response to comment 16 in our letter dated August 9, 2011. You stated that the average interest rate would be more meaningful if the weighted average method was used to calculate the average cash balance. Please disclose the weighted average cash balance and correspondingly discuss and explain interest income as a percentage of this cash balance. Given that you indicate approximately 56% of your cash at December 31, 2010 was kept outside of China, it is not clear why it would be meaningful to only look at the applicable interest rate for demand deposits in China. Please advise.

Liquidity and Capital Resources, page 50

10. We note your response to comment 18 in our letter dated August 9, 2011. It appears that cash flows from operations was also significantly impacted by changes in accounts receivable, accounts payable and accrued expenses, as well as noncash expenses. In addition to your discussion of the impact of net income on cash flow from operations, you should also discuss the underlying reasons for changes in other components, with specific discussions for inventories, receivables, and accounts payable and accrued expenses. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

11. We note your response to comment 20 in our letter dated August 9, 2011. Please address any restrictions that impact your ability to transfer cash out of China. Please show us what your proposed disclosures will look like.

Item 9A – Controls and Procedures, page 52
Management's Report on Internal Control Over Financial Reporting, page 52

12. We note your response to comment 23 in our letter dated August 29, 2011. Please address the second half of our prior comment 23 by telling us whether the control deficiency had any impact on the company's financial reporting, and to the extent applicable, quantify that impact.

13. We note your response to comment 24 in our letter dated August 9, 2011. Please address the following:
    - It is not clear how you evaluate and assess internal control over financial reporting. Your response discusses internal controls that you have put into place however you do not address your evaluation and assessment of internal control over financial reporting. Please advise. You should specifically address the period prior to the employment of Ernst & Young (China) Advisory Limited;
    - In early 2011, you employed Ernst & Young (China) Advisory Limited for an internal control assessment. Please further advise as to what their actual role and responsibilities will be as part of this assessment;
    - In regards to converting your books and records to U.S. GAAP for SEC reporting, it appears that the controls that you rely on to ensure that you have made all the necessary and appropriate adjustments in your conversions and disclosures is the review of these converted financial statements by your Chief Financial Officer and the approval of these financial statements by your audit committee. Please further clarify the specific procedures they perform to ensure that all the necessary adjustments have been made;
    - In regards to the background of the people involved in your financial reporting, please confirm that your chief financial officer is a Certified Public Accountant in the United States. It appears that the only person involved in your financial reporting with education and ongoing training related to U.S. GAAP is your Chief

> Financial Officer. Please confirm. Your Vice President of Finance is primarily responsible for converting the financial statements to US GAAP. Please further clarify whether he receives any U.S. GAAP professional training;
> - It is not clear which of the people listed are involved in evaluating the effectiveness of your internal control over financial reporting as well as whether any of the people listed have experience in evaluating the effectiveness of internal control over financial reporting. Please advise; and
> - For the audit committee financial expert identified in your Form 10-K, please also describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting. Please also specifically address whether either this expert or the current audit committee financial expert had any U.S. GAAP education or professional training.

Item 10. Directors, Executive Officers and Corporate Governance, page 53
Current Executive Officers and Directors, page 53

14.	We note the revised director biographies in response to comment 25 in our letter dated August 9, 2011. However, your disclosure must address the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company in light of the company's business and structure. Please revise accordingly.

Board of Directors, page 57
Director Qualifications, page 57

15.	It is unclear from your response to comment 27 in our letter dated August 9, 2011 whether or not the corporate governance committee considers diversity in identifying nominees for director. Please clarify.

Item 11. Executive Compensation, page 59
Compensation Discussion and Analysis, page 59
Summary Compensation Table, page 59

16.	We note your response to comment 29 in our letter dated August 9, 2011. Please provide us supplementally with a revised summary compensation table reflecting the options grants to Mr. Chan and Ms. Wen.

Financial Statements
Consolidated Statements of Cash Flows, page F-6

17.	We note your response to comment 32 in our letter dated August 9, 2011. Your response indicates that $9,074,370 should have been reflected as proceeds from the issuance of convertible notes. You reflected $9,874,370 as the proceeds from sales of common stock, net of offering costs in your 2009 cash flows from financing activities. Please reconcile these two amounts. Please also reconcile the $9,074,370 that you state are the proceeds from the issuance of convertible notes to the amounts reflected in Note 10.

Notes to the Financial Statements
Note 1. Organization and Business Activities, page F-8

18.   We note your response to comment 34 in our letter dated August 9, 2011. Please provide us with a comprehensive explanation of how you determined all of the entities involved in the reorganization in 2009, including those involved in the acquisition of the equity interests of Suo'ang New Energy Enterprise Co., Ltd. as well as the termination of the contractual agreements, were under common control. Please also tell us how it was determined which assets would be transferred to Suoke Clean Energy in connection with the termination of contractual arrangements on December 31, 2009.

Note 2. Summary of Significant Accounting Policies, page F-9
Foreign Currency Translation, page F-13

19.   We note your response to comments 38 and 41 in our letter dated August 9, 2011. Please disclose how you account for your options and warrants given that they are denominated in U.S. dollars, which is not your functional currency. Your disclosures indicate that you may also issue warrants and options to nonemployees. If so, please address your consideration of ASC 815-40-15-7I in accounting for these warrants and options.

Note 15. Statutory Reserves, page F-21

20.   We note your response to comment 42 in our letter dated August 9, 2011. In a similar manner to your response, please disclose why there were no changes in the amount of statutory reserves.

Note 16. Income Taxes, page F-21

21.   We note your response to comment 43 in our letter dated August 9, 2011. As previously requested, please disclose your policy for classifying interest and penalties. Refer to ASC 740-10-50-15(c) and 740-10-50-19.

Note 18. Commitments and Contingencies

22.   We note your response to comment 44 in our letter dated August 9, 2011. As previously requested, please tell us and disclose how you account for the long-term framework agreements with clients. Specifically address who assumes the risk of CWSF price changes.

Capital Expenditure Commitments
Guangdong Facility, page F-23

23.   We note your response to comment 45 in our letter dated August 9, 2011. Please address
        the following:
        - Please tell us whether Dongguan Yongchang Paper Co. is a related party to you;
        - Please tell us how you allocated the $5,550,000 to the assets acquired and your
          basis for the allocation;
        - You acquired a 100% equity interest in Dongguan Clean Energy Water Coal
          Mixture Co. Please provide us with a summary of the assets and liabilities of this
          entity on the date of acquisition. Please also tell us if this entity has ever recorded
          revenues or incurred expenses. Please help us understand why you determined
          that the equity interest was not worth anything. It would appear that there would
          be some worth to the business license to manufacture and sell CWSF. Please
          advise;
        - Please tell us the nature of the relationship between Dongguan Yongchang Paper
          Co and Dongguan Clean Energy Water Coal Mixture Co; and
        - Please tell us whether the transaction has been completed.

Form 10-Q for period ended June 30, 2011

Condensed Consolidated Statements of Cash Flows, page 6

24.   We note your response to comment 47 in our letter dated August 9, 2011. Please tell us
        whether this error was corrected on your consolidated statements of cash flows provided
        in your Form 10-Q for the six months ended June 30, 2011. You do not believe that the
        reclassification requires a revision of your previously filed statement of cash flows
        included in your Form 10-Q for the period ended March 31, 2011. In this regard, please
        provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N which
        should specifically address the impact on net cash provided by (used in) investing
        activities and net cash provided by operating activities.

Notes to the Financial Statements
Fair Value of Financial Instruments, page 10

25.   We note your response to comment 48 in our letter dated August 9, 2011. Please address
        what consideration you gave to providing the other disclosures called for by ASC 820-
        10-50, in addition to those related to changes in your Level 3 assets and liabilities.

Note 12. Commitments and Contingencies
Legal Proceedings, page 18

26.   We note your response to comment 49 in our letter dated August 9, 2011. It remains
        unclear whether you determined that there is at least a reasonable possibility that a loss

may have been incurred. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Management's Discussion and Analysis, page 20
Results of Operations, page 23

27.   You disclose that the increase in selling expenses is attributed to increased transportation cost. Please explain to us how your transportation costs increased in light of your disclosure that you experienced a reduction in the sales volume due to the Shengyang facility's shut down and Suo'ang New Energy's loss of five customers (we note your page 21 disclosures).

28.   We note your response to comment 50 in our letter dated August 9, 2011. In a similar manner to your response, please disclose the factors which resulted in significant changes in the fair value of your derivative liabilities, including the significant assumptions which resulted in the changes.

29.   We note your response to comment 51 in our letter dated August 9, 2011. In a similar manner to your response, please disclose the expected impact of government regulations on revenues and gross profit in future periods.

30.   Given there are debt amounts recorded on your balance sheet as of December 31, 2010 and June 30, 2011, please disclose why there was no interest expense recorded for the six months ended June 30, 2011.

31.   Your Shenyang facility ceased operations in late April 2011. Your disclosures on page 18 indicate that the total reduction in revenue for the six months ended June 30, 2011 was approximately $8.35 million. You do not discuss this in your revenue discussion on page 24. You should discuss each of the factors that led to fluctuations in revenues, including the temporary shutdown of this facility. You should correspondingly discuss the offsetting factors which led to a net increase in revenues for the six month period ended June 30, 2011 compared to the six month period ended June 30, 2010.

Liquidity and Capital Resources, page 21

32.   We note your response to comment 52 in our letter dated August 9, 2011. Your response only appears to address the reasons for significant changes in accounts receivable. Please disclose the reasons for significant changes in all operating assets and liabilities.

Form 8-K filed August 23, 2011

33.   We note your response to comment 54 in our letter dated August 9, 2011. Please clearly disclose how you are arriving at your adjusted earnings per common share amounts. You should reconcile between the historical and adjusted weighted average number of shares outstanding used to arrive at the adjusted earnings per common share amounts. Refer to Item 10(e)(1)(i) of Regulation S-K.

34.   We note that in the press release announcing the company's financial results for the second quarter of 2011, Mr. Ren states that you will continue to build up your capacity through production line expansions and acquisitions. With a view towards future disclosure, please tell us what the company's current production capacity is, and how the prolonged shut-down of the Shengyang facility and your customers' inability to secure bank loans have impacted management's decision to increase capacity.

35.   In the press release you also state that on July 1, 2011 the company entered into a purchase agreement to acquire 100% of the outstanding equity interest in Crown Energy Limited which holds 60% equity interest in Foshan Nan Hai. Please tell us why you have not filed a copy of the agreement as an exhibit to your periodic report.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief